1863 3-24-99                       Form 12b-25                            22,231


[paragraph 32,291]                 Form 12b-25

  -- Form 12b-25 is proposed to be amended in Release No. 33-7369, December 5,
                           1996. See paragraph 85,865


[Adopted in Release No. 34-10707 (paragraph 79,728), effective June 3, 1974, 39 F.R. 12861; amended in Release No. 34-16718 (paragraph 82,487), effective May 8, 1980, 45 F.R. 23651; amended in Release No. 34-21633 (paragraph 83,725), effective April 30, 1985, 50 F.R. 1442; Release No. 34-26589 (paragraph 72,435), effective April 12, 1989, 54 F.R. 10306; Release No. 34-30968 (paragraph 72,439), effective August 13, 1992 57 FR 36442; Release No. 34-31905 (paragraph 85,111), effective April 26, 1993, 58 FR 14628; and Release No. 34-35113
(paragraph 85,475), effective January 30, 1995, 59 F.R. 67752.]


                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25
                                                       ---------------
     NOTIFICATION OF LATE FILING                       SEC FILE NUMBER
                                                       0-87830
                                                       ---------------

                                                       ---------------
             (Check One):                              CUSIP NUMBER
                                                       026801100
                                                       ---------------

|X|Form 10-K and Form 10-KSB |_|Form 20-F |_|Form 11-K |_|Form 10-Q Form 10-QSB
                                  [_]Form N-SAR

     For Period Ended:   March 31, 1999

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:
                                      ------------------------------------------
________________________________________________________________________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        ------------------------

--------------------------------------------------------------------------------
________________________________________________________________________________

Part I -- Registrant Information
________________________________________________________________________________

     Full Name of Registrant       American Industries, Ltd.

     Former Name if Applicable

     ---------------------------------------------------------------------------

     Address of Principal Executive Office (Street and Number)
     101 Convention Center Drive #1212

     City, State and Zip Code
     Las Vegas, NV 89109

________________________________________________________________________________

Part II -- Rules 12b-25(b) and (c)
________________________________________________________________________________

22,232                        Exchange Act--Forms                  1863  3-24-99


     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

________________________________________________________________________________

Part III -- Narrative                        See attached
________________________________________________________________________________

State below in reasonable detail why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. [Amended in Release No. 34-26589 (paragraph 72,435), effective April 12, 1989, 54 F.R. 10306; and Release No. 34-30968 (paragraph 72,439), effective August 13, 1992, 57 FR 36442.]

                                                 (Attach Extra Sheets if Needed)
________________________________________________________________________________

Part IV--Other Information
________________________________________________________________________________

     (1) Name and telephone number of person to contact in regard to this notification

          George Balis                             (602) 944-1390
             (Name)                        (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         ---------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   6-30-1999                        By   George Balis  Pres


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

________________________________________________________________________________

                                    ATTENTION

     -- Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Part III -- Narrative

     Registrant's Director and Chief Executive Officer, George Balis, has been out of the country for the past month arranging for the commencement of operations overseas, namely Luxembourg, the state of incorporation for the Registrant's wholly owned subsidiary Global Technologies, S.A. Upon his return, Mr. Balis found that the Registrant's auditor required additional information to complete the annual audit. That information has now been provided to the auditor, and it is therefore anticipated that the filing of the current 10-K may be delayed but not beyond the time period allowed by Exchange Regulation 12b-25